SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For   04 November 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the ''Group'')

Interim Management Statement

Trading in line with expectations

4 November 2015

Trading

The Group continues to trade in line with our expectations with good momentum across all of our businesses in Ireland and internationally.

The macroeconomic environment and outlook in Ireland and the UK, which are our key markets, continue to be favourable. In Ireland, the weaker euro is supporting exports, while consumer spending and investment are increasing as improving labour market conditions and other factors positively impact consumer confidence. In the UK, consumer spending is benefitting from lower unemployment and a pickup in earnings growth.

In the third quarter to 30 September 2015, our net interest income has benefitted from lower funding costs and the positive impact of new lending, partly offset by lower yields on our liquid asset portfolio, primarily as a result of the bond sales completed in the first half. Our net interest margin averaged 2.18% in the third quarter.

Fees and other income continue to be broadly in line with our expectations. The Group has also continued to maintain tight control over our cost base, while making appropriate investments in our businesses, infrastructure and people.

Asset Quality

Asset quality trends have continued to improve in line with our expectations. Our defaulted loan volumes have fallen by €0.8 billion since June 2015 to €12.5 billion at September 2015, with reductions across all asset classes. These reductions reflect our ongoing progress with resolution strategies that include appropriate and sustainable support to customers who are in financial difficulty, the improving economic background and the ongoing recovery in collateral values. We expect the level of defaulted loans to continue to reduce.

Balance Sheet

The Group's customer loan volumes at September 2015 were in line with June 2015 volumes, on a constant currency basis, reflecting net lending growth in our main business lines and ongoing reductions in our tracker book and in our defaulted loans. Overall, new lending and redemptions are in line with our expectations. We continue to see increasing demand for credit in Ireland with good performances across our businesses. Our UK business continues to grow, benefitting from the strength of our partnerships with and through the Post Office. The weakening of sterling during the period resulted in a reduction in reported loan volumes to €84 billion at September 2015. Customer deposits were €78 billion at September 2015, giving rise to a loan to deposit ratio of 108%. Wholesale funding was €15 billion at September 2015, unchanged from June 2015.

Capital

During the three months to 30 September 2015, the Group continued to build organic capital, generating c.40bps on a fully loaded basis, offset by foreign exchange and other factors to the extent of c.20bps and by the impact of a c.70bps increase in the IAS 19 accounting standard defined benefit pension deficit, arising from market volatility over the period. At 30 September 2015, the Group's fully loaded Common Equity Tier 1 (CET1) ratio (excluding the 2009 Preference Stock) was 10.6% and the Group's transitional CET1 and Total Capital ratios were 15.8% and 20.7% respectively.

In line with previous guidance, the Group continues to expect to maintain a buffer above a CET 1 ratio of 10%, taking account of the transitional rules and remains on track to de-recognise the residual €1.3 billion of outstanding 2009 Preference Stock.

Other

During the third quarter to 30 September 2015, the Group realised a non-core gain of €57 million as a result of the Post Office exercising a pre-existing option to acquire the Group's interest in Post Office Insurances.

The bank levy of €38 million was paid to the Irish State in October 2015.

Ends

For further information please contact:

Bank of Ireland
Andrew Keating                                        Group Chief Financial Officer                                               +353 (0)766 23 5141

Mark Spain                                                 Director of Group Investor Relations                                 +353 (0)766 23 4850

Pat Farrell                                                    Head of Group Communications                                         +353 (0)766 23 4770

Forward-Looking Statement

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would,' 'can,' 'might,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: geopolitical risks which could potentially adversely impact the markets in which the Group operates; concerns on sovereign debt and financial uncertainties in the EU and in member countries such as Greece and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; property market conditions in Ireland and the United Kingdom; the potential exposure of the Group to credit risk and to various types of market risks, such as interest rate risk and foreign exchange rate risk; the impact on lending and other activity arising from the emerging macro prudential policies; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the Ireland Strategic Investment Fund) and possible changes in the level of such stockholding; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with the operation of the Single Supervisory Mechanism and the establishment of the Single Resolution Mechanism; the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group; the development and implementation of the Group's strategy, including the Group's ability to achieve net interest margin increases and cost reductions; the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally; potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations; the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks; the Group's ability to meet customers' expectations in mobile, social, analytics and cloud technologies which have enabled a new breed of 'digital first' propositions, business models and competitors; uncertainty relating to the forthcoming UK European Union 'In / Out' referendum; failure to establish availability of future taxable profits, or a legislative change in quantum of deferred tax assets currently recognised; and difficulties in recruiting and retaining appropriate numbers and calibre of staff.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. Except as required by applicable law, the Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  04 November 2015